UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.	Press release issued by ABB Ltd dated March 2, 2011.

Press Release

ABB Board proposes Ying Yeh as a new member

Bernd W. Voss to retire from ABB Board

Zurich, Switzerland, March 2, 2011 — ABB’s Board of Directors has unanimously proposed Ms. Ying Yeh as a new member. The shareholders will vote on her nomination at the company’s next annual general meeting on April 29, 2011.

Bernd W. Voss has chosen not to seek re-election to the ABB Board at the next annual general meeting. The other members of the Board will stand for re-election. ABB Board members are elected for a one-year term.

Ying Yeh is currently Vice President of Nalco Company, one of the world’s largest sustainability services companies, and Chairperson of the company’s Greater China region. She is currently a non-executive director of AB Volvo in Sweden and of the Intercontinental Hotels Group in the UK. Yeh is 62 and a resident of Hong Kong.

Yeh has extensive public and private sector experience in China, Hong Kong, Singapore, Taiwan and the US, and has been pivotal in driving highly ambitious growth strategies in business-to-business industries. She has had leadership roles in a number of utility and energy efficiency projects, and is familiar with many of ABB’s key sectors including water treatment, paper, mining and chemicals.

Hubertus von Grünberg, Chairman of the ABB Board, said “Ying Yeh’s nomination reflects ABB’s commitment to build on our strong relationships in Asia and expand our presence in this important economic region. We are also delighted to propose the election of the first woman as a director of ABB; her insights will further enrich the diversity of our multicultural Board.”

Bernd W. Voss has been a member of the ABB Board and the Chairman of the Finance, Audit and Compliance Committee since 2002. Von Grünberg said “Bernd Voss has been an integral part of ABB’s history during some of its greatest challenges and successes. We thank him sincerely for his guidance and leadership in helping to shape today’s ABB.”

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 124,000 people.

For more information please contact:

ABB Group Media Relations:	ABB Investor Relations:
Thomas Schmidt, Antonio Ligi	Switzerland: Tel. +41 43 317 7111
(Zurich, Switzerland)	USA: Tel. +1 203 750 7743
Tel: +41 43 317 6568	investor.relations@ch.abb.com
media.relations@ch.abb.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: March 2, 2011	By:	/s/ Michel Gerber
	Name:	Michel Gerber
	Title:	Group Senior Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and Chief Counsel Corporate & Finance